
| OMB APPROVAL |
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| Expires: August 31, 2020 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5 ⚡
## PART III

| SEC FILE NUMBER |
| --- |
| 8-47885 |

### FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____July 1, 2018____ AND ENDING ____June 30, 2019____
                                         MM/DD/YY                                 MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**ADP Broker-Dealer, Inc.**

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |
|  |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____1 ADP Boulevard_____
(No. and Street)

_Roseland_                    _New Jersey_                    _07068_
(City)                           (State)                        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_Nancy Johnsen_                                          _973-712-2427_
                                                    (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Deloitte & Touche LLP_
                    (Name - if individual, state last, first, middle name)

_30 Rockefeller Plaza_          _New York_          _New York_          _10112-0015_
(Address)                         (City)              (State)              (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

## AFFIRMATION

I, James Blake, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2019, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
James Blake
President, ADP Broker-Dealer, Inc.

_____
Notary Public

_____8-28-19_____
Date

JOHN CARUSO
ID # 50035171
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires April 5, 2021

**Deloitte.**

Deloitte & Touche LLP

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ADP Broker-Dealer, Inc.

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

August 28, 2019

We have served as the Company's auditor since 1995.

SEC Mail Processing

AUG 29 2019

Washington, DC

**ADP BROKER-DEALER, INC.**
**(A Wholly Owned Subsidiary of ADP Atlantic, LLC)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2019**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 74,974,453 |
| Service fee receivable - net of allowance for bad debt of $ 22,167 | | 26,224,384 |
| Other assets | | 827,354 |
| TOTAL ASSETS | $ | 102,026,191 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

LIABILITIES:

| | | |
|---|---|---:|
| Payable to Affiliate | $ | 15,390,373 |
| Taxes payable to Affiliate | | 25,136,977 |
| Accrued expenses and other liabilities | | 670,486 |
| Total liabilities | | 41,197,836 |

STOCKHOLDER'S EQUITY:

| | |
|---|---:|
| Common stock, $1,000 par value - 100 shares authorized and outstanding | 100,000 |
| Paid-in capital | 24,713,758 |
| Retained earnings | 36,014,597 |
| Total stockholder's equity | 60,828,355 |

| | | |
|---|---|---:|
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 102,026,191 |

See notes to statement of financial condition.

**ADP BROKER-DEALER, INC.**
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2019**

## 1. ORGANIZATION AND BUSINESS DESCRIPTION

**Organization** — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

**Business Description** — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (12b-1 and Sub TA fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

## 2. ACCOUNTING POLICIES

**Basis of Presentation** — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates in the Preparation of Statement of Financial Condition** — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, and other matters that affect reported amounts. Actual results could differ from the estimates included in the statement of financial condition.

**Service Fee Receivables —**
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

**Cash** — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

**Fair Value of Financial Assets and Liabilities** — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because

they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:

Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

**Accrued Expenses and Other Liabilities** — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

**Income Taxes** — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

**Dividend to Parent** — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

3.  **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $5,650 at June 30, 2019, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate primarily relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement and prescribes a recognition threshold and measurement attribute for the

financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2019, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2019.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before fiscal year 2018 or state and local examinations for fiscal years before 2014.

## 4.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2019:

| | | |
|---|---|---:|
| Balance at beginning of year | $ | 276 |
| Current year provision | | 21,891 |
| Balance at end of year | $ | 22,167 |

## 5.   REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $33,776,617 which was $31,030,093 in excess of its required net capital of $2,746,524. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1 at June 30, 2019.

## 6.   RELATED-PARTY TRANSACTIONS

**Management Services Fees** —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and

participant services, finance, compliance, legal, human resources, end-user computing, and other professional expenses.

**Income Taxes** — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $25,136,977 at June 30, 2019.

**Dividends to Parent** — The Board of Directors approved and the Company paid dividends of $73,000,000 to the Parent during the year ended June 30, 2019.

7.  **CONCENTRATION RISK**

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

8.  **SUBSEQUENT EVENTS**

The Company paid a dividend to the Parent on August 1, 2019 in the amount of $18,000,000. The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2019 through the date the statement of financial condition was issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in the statement of financial condition.

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)


STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

\* \* \* \* \* \*

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document

ADP BROKER-DEALER, INC.
(A Wholly Owned Subsidiary of
ADP Atlantic, LLC)
(S.E.C. I.D. No. 8-47885)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2019, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

# Deloitte.

**Deloitte & Touche LLP**

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ADP Broker-Dealer, Inc.

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

*Deloitte & Touche LLP*

August 28, 2019

We have served as the Company's auditor since 1995.

SEC Mail Processing

AUG 29 2019

Washington, DC

**ADP BROKER-DEALER, INC.**
(A Wholly Owned Subsidiary of ADP Atlantic, LLC)

**STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2019**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 74,974,453 |
| Service fee receivable - net of allowance for bad debt of $ 22,167 | | 26,224,384 |
| Other assets | | 827,354 |
| TOTAL ASSETS | $ | 102,026,191 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Payable to Affiliate | $ | 15,390,373 |
| Taxes payable to Affiliate | | 25,136,977 |
| Accrued expenses and other liabilities | | 670,486 |
| Total liabilities | | 41,197,836 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $1,000 par value - 100 shares authorized and outstanding | | 100,000 |
| Paid-in capital | | 24,713,758 |
| Retained earnings | | 36,014,597 |
| Total stockholder's equity | | 60,828,355 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 102,026,191 |

See notes to statement of financial condition.

**ADP BROKER-DEALER, INC.**
**(A Wholly Owned Subsidiary of ADP Atlantic, LLC)**

**NOTES TO STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2019**

## 1. ORGANIZATION AND BUSINESS DESCRIPTION

**Organization** — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

**Business Description** — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (12b-1 and Sub TA fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

## 2. ACCOUNTING POLICIES

**Basis of Presentation** — The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

**Use of Estimates in the Preparation of Statement of Financial Condition** — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, and other matters that affect reported amounts. Actual results could differ from the estimates included in the statement of financial condition.

**Service Fee Receivables —**
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

**Cash** — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

**Fair Value of Financial Assets and Liabilities** — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because

they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:
Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.
Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

**Accrued Expenses and Other Liabilities** — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

**Income Taxes** — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the statement of financial condition or tax returns.

**Dividend to Parent** — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

## 3.  INCOME TAXES

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $5,650 at June 30, 2019, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition. The difference between the federal statutory tax rate and the Company effective tax rate primarily relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statement and prescribes a recognition threshold and measurement attribute for the

financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2019, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition as of June 30, 2019.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before fiscal year 2018 or state and local examinations for fiscal years before 2014.

4.  **ALLOWANCE FOR DOUBTFUL ACCOUNTS**

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2019:

| | | |
|---|---|---|
| Balance at beginning of year | $ | 276 |
| Current year provision | | 21,891 |
| Balance at end of year | $ | 22,167 |

5.  **REGULATORY REQUIREMENTS**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $33,776,617 which was $31,030,093 in excess of its required net capital of $2,746,524. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1 at June 30, 2019.

6.  **RELATED-PARTY TRANSACTIONS**

**Management Services Fees** —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and

participant services, finance, compliance, legal, human resources, end-user computing, and other professional expenses.

**Income Taxes** — The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $25,136,977 at June 30, 2019.

**Dividends to Parent** — The Board of Directors approved and the Company paid dividends of $73,000,000 to the Parent during the year ended June 30, 2019.

7. **CONCENTRATION RISK**

Cash: The Company maintains cash with more than one financial institution. The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

8. **SUBSEQUENT EVENTS**

The Company paid a dividend to the Parent on August 1, 2019 in the amount of $18,000,000. The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2019 through the date the statement of financial condition was issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in the statement of financial condition.